The following table sets forth certain summary consolidated financial information for the nine months ended September 30, 2015 and 2014 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102. Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

Amounts are presented in US dollars

For the three months ending September 30:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	-	-	156,901	170,202	131,662	-	(18,755)	31	269,808	170,233
Profit (loss) continuing operations - attributable to owners	12,135	34,334	15,274	42,368	(8,605)	(9,288)	(30,637)	(21,261)	(11,833)	46,153
Profit (loss) - attributable to owners	12,135	34,334	15,274	42,368	(8,605)	(9,288)	(30,637)	(21,261)	(11,833)	46,153

For the nine months ending September 30:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	-	-	446,884	416,518	166,488	-	(63,962)	(21,697)	549,410	394,821
Profit (loss) continuing operations - attributable to owners	(23,419)	30,201	(17,651)	35,005	(31,386)	(36,227)	(3,504)	(7,223)	(75,960)	21,756
Profit (loss) - attributable to owners	(23,419)	30,201	(17,651)	35,005	(31,386)	(36,227)	(3,504)	(7,223)	(75,960)	21,756

As at September 30, 2015 and December 31, 2014:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Current assets	87,202	75,944	149,006	207,690	288,023	171,882	852	5,492	525,083	461,008
Non-current assets	2,813,219	2,814,650	1,103,470	1,151,267	4,651,790	5,661,766	(4,125,760)	(5,237,810)	4,442,719	4,389,873
Current liabilities	56,600	37,561	133,148	156,043	256,621	173,810	72	6,428	446,441	373,842
Non-current liabilities	1,086,468	941,381	961,837	1,014,662	1,563,547	1,437,334	(1,113,585)	(1,025,396)	2,498,267	2,367,981

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.